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ANNUAL REPORTS
FORM X-17A-5
PART III

SEC FILE NUMBER
8/20267

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING **10/01/2023** AND ENDING **09/30/2024**

MM/DD/YY — MM/DD/YY

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **The Frazer Lanier Company, Incorporated**

TYPE OF REGISTRANT (check all applicable boxes):
- ☒ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
- ☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

300 Water Street

(No. and Street)

Montgomery	**AL**	**36104**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

Susan Waldrop	**334-265-8483**	susanwaldrop@fralan.com
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

LaPorte, A Professional Accounting Corporation

(Name – if individual, state last, first, and middle name)

5100 Village Walk, Suite 300	Covington	LA	70433
(Address)	(City)	(State)	(Zip Code)

	601
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

---

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

Persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.



OATH OR AFFIRMATION

I, Robert H. Young, Jr. _____, swear (or affirm) that, to the best of my knowledge and belief, the financial report pertaining to the firm of The Frazer Lanier Company, Incorporated _____, as of 9/30 _____, 2 024 , is true and correct. I further swear (or affirm) that neither the company nor any partner, officer, director, or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

Signature: _____

Title:
President/Chief Executive Officer

_____
Notary Public

This filing contains (check all applicable boxes):**

- ■ (a) Statement of financial condition.
- ■ (b) Notes to consolidated statement of financial condition.
- ■ (c) Statement of income (loss) or, if there is other comprehensive income in the period(s) presented, a statement of comprehensive income (as defined in § 210.1-02 of Regulation S-X).
- ■ (d) Statement of cash flows.
- ■ (e) Statement of changes in stockholders' or partners' or sole proprietor's equity.
- ☐ (f) Statement of changes in liabilities subordinated to claims of creditors.
- ■ (g) Notes to consolidated financial statements.
- ■ (h) Computation of net capital under 17 CFR 240.15c3-1 or 17 CFR 240.18a-1, as applicable.
- ☐ (i) Computation of tangible net worth under 17 CFR 240.18a-2.
- ■ (j) Computation for determination of customer reserve requirements pursuant to Exhibit A to 17 CFR 240.15c3-3.
- ☐ (k) Computation for determination of security-based swap reserve requirements pursuant to Exhibit B to 17 CFR 240.15c3-3 or Exhibit A to 17 CFR 240.18a-4, as applicable.
- ☐ (l) Computation for Determination of PAB Requirements under Exhibit A to § 240.15c3-3.
- ■ (m) Information relating to possession or control requirements for customers under 17 CFR 240.15c3-3.
- ☐ (n) Information relating to possession or control requirements for security-based swap customers under 17 CFR 240.15c3-3(p)(2) or 17 CFR 240.18a-4, as applicable.
- ☐ (o) Reconciliations, including appropriate explanations, of the FOCUS Report with computation of net capital or tangible net worth under 17 CFR 240.15c3-1, 17 CFR 240.18a-1, or 17 CFR 240.18a-2, as applicable, and the reserve requirements under 17 CFR 240.15c3-3 or 17 CFR 240.18a-4, as applicable, if material differences exist, or a statement that no material differences exist.
- ☐ (p) Summary of financial data for subsidiaries not consolidated in the statement of financial condition.
- ■ (q) Oath or affirmation in accordance with 17 CFR 240.17a-5, 17 CFR 240.17a-12, or 17 CFR 240.18a-7, as applicable.
- ■ (r) Compliance report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (s) Exemption report in accordance with 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (t) Independent public accountant's report based on an examination of the statement of financial condition.
- ■ (u) Independent public accountant's report based on an examination of the financial report or financial statements under 17 CFR 240.17a-5, 17 CFR 240.18a-7, or 17 CFR 240.17a-12, as applicable.
- ■ (v) Independent public accountant's report based on an examination of certain statements in the compliance report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (w) Independent public accountant's report based on a review of the exemption report under 17 CFR 240.17a-5 or 17 CFR 240.18a-7, as applicable.
- ☐ (x) Supplemental reports on applying agreed-upon procedures, in accordance with 17 CFR 240.15c3-1e or 17 CFR 240.17a-12, as applicable.
- ☐ (y) Report describing any material inadequacies found to exist or found to have existed since the date of the previous audit, or a statement that no material inadequacies exist, under 17 CFR 240.17a-12(k).
- ☐ (z) Other: _____

To request confidential treatment of certain portions of this filing, see 17 CFR 240.17a-5(e)(3) or 17 CFR 240.18a-7(d)(2), as applicable.

The Frazer Lanier Company, Incorporated
September 30, 2024
Financial Report

Filed Pursuant to Rule 17a-5 of the
Securities and Exchange Commission

The Frazer Lanier Company, Incorporated

Index


Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors of
The Frazer Lanier Company, Incorporated

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of The Frazer Lanier Company, Incorporated (the Company) as of September 30, 2024, the related statements of operations, changes in stockholders' equity, and cash flows for the year then ended, and the related notes to the financial statements (collectively, the financial statements). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of September 30, 2024, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Supplemental Information
The supplementary information contained in Schedules I - III (the Supplemental Information) has been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The Supplemental Information is the responsibility of the Company's management. Our audit procedures included determining whether the Supplemental Information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the Supplemental Information. In forming our opinion on the Supplemental Information, we evaluated whether the Supplemental Information, including its form and content, is presented in conformity with 17 C.F.R. § 240.17a-5. In our opinion, the supplementary information contained in Schedules I - III is fairly stated, in all material respects, in relation to the financial statements as a whole.

LaPorte

A Professional Accounting Corporation

We have served as the Company's auditor since 2020.

Covington, Louisiana
November 22, 2024

The Frazer Lanier Company, Incorporated
Statement of Financial Condition
September 30, 2024

Assets

	Allowable	Non Allowable	Total
Cash and Cash Equivalents	$ 6,383,934	$ 121	$ 6,384,055
Cash Segregated in Compliance with Federal and Other Regulations	15	-	15
Certificates of Deposit	511,916	-	511,916
Property and Equipment, Net	-	78,076	78,076
Other Assets			
Deposits with clearing organization	250,000	-	250,000
Dividends and interest receivable	-	14,561	14,561
Remarketing fees receivable	-	38,258	38,258
Receivables from clearing organization	48,208	-	48,208
Investment in partnership	-	778,811	778,811
Operating lease right of use asset	-	750,843	750,843
Other assets	-	56,139	56,139
Total assets	$ 7,194,073	$ 1,716,809	$ 8,910,882

See accompanying notes to the financial statements.

Liabilities and Stockholders' Equity

	A. I. Liabilities	Non A. I. Liabilities	Total
Liabilities			
Accounts payable			
Trade	$ 145,400	$ -	$ 145,400
Income taxes payable	15,301	-	15,301
Operating lease liabilities	13,359	750,843	764,202
Deferred income taxes	-	117,000	117,000
Deferred revenue	519,261	-	519,261
Dividends payable	100,007	-	100,007
Accrued expenses and other liabilities	4,764,875	-	4,764,875
Total liabilities	$ 5,558,203	$ 867,843	$ 6,426,046
Stockholders' equity			
Common stock			
Class A, voting, $1 par value; authorized 3,000 shares, 2,118 shares issued and outstanding			$ 2,118
Class B, nonvoting, $1 par value; authorized 1,000 shares, 556 shares issued, including 29 shares in treasury			556
Additional paid-in capital			267,107
Retained earnings			2,246,955
			2,516,736
Cost of treasury stock - 29 shares			(31,900)
Total stockholders' equity			2,484,836
Total liabilities and stockholders' equity			$ 8,910,882

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Operations
For the Year Ended September 30, 2024

Revenue

Underwriting transactions	
Municipal	$ 5,173,168
Unregistered offerings	3,097,294
Remarketing fees	2,215,564
Interest and dividend income	125,970
Other income	38,225
Total revenue	10,650,221

Expenses

Employee compensation and benefits	8,509,656
Office expenses	85,000
Occupancy and equipment costs	468,429
Promotional costs	843,284
Regulatory fees and expense	65,713
Other expenses	479,903
Total expenses	10,451,985

Income Before Income Taxes and Equity in Loss of Partnership	198,236
Equity in Loss of Partnership	211,306
Income Before Income Tax Expense	(13,070)
Income Tax Expense	94,660
Net Loss	$ (107,730)

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Changes in Stockholders' Equity
For the Year Ended September 30, 2024

	Common Stock	Additional Paid-In Capital	Retained Earnings	Treasury Stock	Total
Balance at September 30, 2023	$ 2,674	$ 267,107	$ 2,454,692	$ (31,900)	$ 2,692,573
Net loss	-	-	(107,730)	-	(107,730)
Dividends declared	-	-	(100,007)	-	(100,007)
Balance at September 30, 2024	$ 2,674	$ 267,107	$ 2,246,955	$ (31,900)	$ 2,484,836

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Statement of Cash Flows
For the Year Ended September 30, 2024

Cash Flows Provided By Operating Activities		
Net loss	$	(107,730)
Adjustments to reconcile net loss to net cash		
provided by operating activities		
Depreciation and amortization		15,709
Equity in loss from partnership		238,203
Provision for deferred income taxes		28,000
Interest on certificates of deposit reinvested		(5,874)
Net change in		
Dividends and interest receivable		(5,975)
Receivables		726,143
Right of use asset and lease liability		(2,937)
Other assets		(25,430)
Accounts payable and accrued expenses		681,332
Income taxes payable		(52,656)
Deferred revenue		146,078
Net cash provided by operating activities		1,634,863
Cash Flows Provided By Investing Activities		
Maturity of certificate of deposit		1,092,928
Purchases of equipment		(4,604)
Net cash provided by investing activities		1,088,324
Net Increase in Cash, Cash Equivalents and Restricted Cash		2,723,187
Cash, Cash Equivalents and Restricted Cash at Beginning of Year		3,910,883
Cash, Cash Equivalents and Restricted Cash at End of Year	$	6,634,070
Supplemental Disclosures of Cash Flows Information		
Cash Paid During the Year for		
Income taxes	$	67,957
Supplemental Schedule of Noncash Financing Transactions		
Dividends payable		100,007

The following presents our cash, cash equivalents and restricted cash by category within the Statement of Financial Condition:

Cash and Cash Equivalents	$	6,384,055
Cash Segregated in Compliance with Federal and Other Regulations		15
Deposits with Clearing Organizations		250,000
Total Cash, Cash Equivalents and Restriced Cash	$	6,634,070

See accompanying notes to the financial statements.

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies
Nature of operations - The Frazer Lanier Company, Incorporated (the Company) is a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company is engaged in a single line of business as a securities broker-dealer, which comprises several classes of services, including principal transactions, agency transactions, investment banking, and investment advisory and is headquartered in Alabama.

Use of estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Cash and cash equivalents - The Company considers all highly liquid investments with a maturity of three months or less when purchased to be cash equivalents. As of September 30, 2024, included in cash and cash equivalents is $15 of segregated cash.

Deposits held and receivable from clearing organization -Deposits held at clearing organization is restricted cash which is required by the terms of the agreement with the clearing organization (See Note 12).

Receivables from clearing organization - Accounts receivable from clearing organizations represents uncollected commissions and fees due from the clearing broker.

Certificates of deposit - The Company invests in negotiable and nonnegotiable certificates of deposit at various banks, with original maturities greater than three months.

Receivables - Effective October 1, 2023, the Company adopted the provisions of ASC 326 "Financial Instruments – Credit Losses", namely the currently expected credit loss model, in accounting for losses on certain financial instruments. The impact of adopting this standard was immaterial as of October 1, 2023. The Company's trade accounts receivable are due from customers for revenue recognized but not yet paid. An allowance for credit losses is an estimate based upon historical account write-off trends, facts about the current financial condition of the debtor, forecasts of future operating results based upon current trends and economic factors. Account balances are charged off against the allowance when recovery efforts cease. Based on management's assessment, it has concluded that no allowance for credit losses was necessary as of September 30, 2024.

Recognition of revenue and expenses - Revenue from contracts with customers is recognized when the Company satisfies its performance obligations by transferring promised goods or services to customers. A good or service is transferred to a customer when the customer obtains control of that good or service. A performance obligation may be satisfied over time or at a point in time.

Revenue from a performance obligation satisfied at a point in time is recognized at the point in time that the Company determines the customer obtains control over the promised good or service. The amount of revenue recognized reflects the consideration to which the Company expects to be entitled in exchange for those promised goods or services. Revenues are also analyzed to determine whether the Company acts as the principal (i.e. reports revenue on a gross basis) or agent (i.e. reports revenue on a net basis) in the arrangement with the customer. Principal or agent designations depend primarily on the control an entity has over the product or service before control is transferred to a customer. The indicators of which party exercises control include primary responsibility over performance obligations, inventory risk before the good or service is transferred and discretion in establishing the price.

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 1 - Summary of Significant Accounting Policies (continued)

The following provides detailed information on the recognition of the Company's revenue from contracts with customers:

Underwriting - The Company's contracts with customers are based on underwriting services offered on a firm-commitment basis or best-efforts basis. The underwriting service is considered a single performance obligation which is satisfied on the trade date. Revenue is recognized on the trade date. The Company acts as the sole underwriter for most of its underwriting transactions. When the Company is the lead underwriter for a syndicate, revenue is recognized net of syndicate revenue and expenses, if any. For the year ended September 30, 2024, all revenue was recognized as net.

Remarketing fees - The Company acts as an agent under remarketing agreements with issuers. The Company's performance obligations are the determination of interest rates for debt securities and to remarket the securities tendered back to the issuer on a best-efforts basis. The performance obligations are satisfied over time and revenue is recognized over the term of the contract as a fee for professional service. Fees are established in the contracts, generally in annual terms. Fees received in advance of the contract period are deferred and amortized to revenue over the established term.

Income taxes - Income taxes are provided for the tax effects of transactions reported in the financial statements and consist of taxes currently due plus deferred taxes.

The Company recognizes and measures its unrecognized tax benefits in accordance with the Income Taxes Topic of the FASB Accounting Standards Codification (ASC). Under that guidance, the Company assesses the likelihood, based on technical merit, that tax positions will be sustained upon examination based on the facts, circumstances, and information available at the end of each period. The measurement of unrecognized tax benefits is adjusted when new information is available, or when an event occurs that requires a change. Interest and penalties associated with tax positions are recognized in the statement of operations if material.

Property and equipment - Depreciation of furniture and equipment is computed principally on the straight-line basis for financial reporting purposes and by accelerated methods for income tax purposes. Amortization of leasehold improvements is computed by the straight-line method. The estimated useful lives used to compute depreciation and amortization on assets are indicated below.

Leasehold improvements	5 - 31.5 years
Furniture and office equipment	5 - 10 years

The Company considers property and equipment for impairment when events or circumstances indicate the fair value may be less than the carrying value. There were no impairments for the year ending September 30, 2024.

Leases - The Company accounts for leases in accordance with ASC 842. As permitted by the standard, the Company elected, for all asset classes, the short-term lease exemption. A short-term lease is a lease that, at the commencement date, has a term of twelve months or less and does not include an option to purchase the underlying asset.

Accounting policy - The Company determines if an arrangement contains a lease at inception. For purposes of calculating operating lease obligations under the standard, the Company terms may include options to extend or terminate the lease when it is reasonably certain that the Company will exercise such option. The Company's leases do not contain material residual value guarantees and material restrictive operating lease expense is recognized on a straight-line basis over the lease terms.

Discount rate - The discount rate used to measure a lease obligation should be the rate implicit in the lease; however, the Company's operating leases generally do not provide an implicit rate. Accordingly, the Company uses its incremental borrowing rate at lease commencement to determine the present value of lease payments. The incremental borrowing rate is an entity-specific rate which represents the rate of interest a lessee would pay to borrow on a collateralized basis over a similar term with similar payments.

Commitments - In the normal course of business, the Company enters into underwriting commitments. There were no transactions relating to such underwriting commitments that were open at September 30, 2024 and were subsequently settled.

Subsequent events - The Company has evaluated events through November 22, 2024 which is the date these financial statements were available to be issued. All subsequent events requiring recognition as of September 30, 2024, have been incorporated into these financial statements.

Note 2 - Concentrations of Risk

The Company maintains cash accounts in bank deposit accounts, which at times may exceed federally insured limits. The Company has not experienced any losses in such accounts.

The Company is engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Note 3 - Cash and Securities Segregated Under Federal and Other Regulations

Cash of $15 has been segregated in a special reserve bank account for the benefit of customers under Rule 15c3-3 of the SEC as presented on the statement of financial condition.

Note 4 - Subordinated Liabilities

At September 30, 2024, the Company had no liabilities subordinated to the claims of general creditors.

Note 5 - Property and Equipment

Furniture, equipment, and leasehold improvements consist of the following as of September 30, 2024:

Leasehold improvements	$ 53,963
Furniture and office equipment	584,353
	638,316
Less accumulated depreciation and amortization	560,240
Total	$ 78,076

The Frazer Lanier Company, Incorporated
Notes to Financial Statements

Note 6 - Investment in Partnership

The Company has a 50% investment in CMFL, LLC and it is recorded using the equity method. The table below summarizes various financial information for the partnership as of and for the year ended September 30, 2024:

Revenue	$ 84,000
Expense	386,170
Assets	808,714
Liabilities	-
Contributions	-

The Company entered into a one year aircraft dry lease agreement with CMFL, LLC with monthly installments of $3,500. At expiration of the lease, it may be renewed for another year under the same terms, unless terminated by the Company. The lease was renewed in February 2024. Future minimum lease payments under this lease total $17,500 for the year ended September 30, 2024. The Company is responsible for the direct costs of operating the aircraft for the Company's use and its allowable share of other costs as outlined in the operating agreement.

Note 7 - Lines of Credit - Bank

The Company had a $750,000 revolving line of credit with Synovus Bank under which no draws were outstanding at September 30, 2024. The line of credit was secured by certain Company certificates of deposits. The line of credit bore interest at a variable rate of 7.650%, with maturity on October 23, 2024. The line of credit was terminated on September 19, 2024.

The Company had a credit facility with Synovus Bank which includes a daylight overdraft facility and line of credit. This credit facility had a maximum borrowing limit of $125,000,000, and was secured by municipal securities returned to the Bank's Depository Trust Company account and personal guarantees of the Company's stockholders. The credit facility was terminated on August 19, 2024.

Note 8 - Leases

The Company has entered into leases for real estate and vehicles. The leases contain rent escalation clauses and options to extend the lease term. The Company does not include renewal options in the lease term for calculating the Company's lease liability as the renewal options allow the Company operational flexibility and the Company is not reasonably certain to exercise these renewal options at this time. The Company records the expenses on a straight-line basis over the lease term and these expenses are included in the promotional costs and occupancy and equipment costs in the accompanying statement of operations.

For the year ended September 30, 2024, quantitative information regarding the Company's operating lease obligations reflected in the accompanying statement of operations were as follows:

Operating lease cost - buildings	$ 182,420
Operating lease cost - vehicles	190,462
Short-term lease cost	42,000
Total lease costs	$ 414,882

The following table summarizes certain other information related to operating leases for the year ended September 30, 2024:

Operating Cash Flows

Cash paid related to operating lease obligations	424,341
Weighted average remaining lease term - operating leases (in years)	2.71
Weighted average discount rate - operating lease	3.48%

As of September 30, 2024, maturities of the outstanding operating lease liabilities for the Company were as follows:

2025	$	371,895
2026		294,687
2027		68,302
2028		40,595
2029		31,735
Thereafter		-
Total operating leases		807,214
Less lease discount		(25,512)
Less short term leases		(17,500)
Total lease liability	$	764,202

Note 9 - Income Taxes

Net deferred tax liabilities consist of the following components as of September 30, 2024:

Deferred Tax Liabilities		
Depreciation timing differences	$	(6,000)
Investment in CMFL, LLC		(130,000)
Accrued expenses		
Deferred Tax Assets		
Accrued expenses		19,000
Net deferred tax liability	$	(117,000)

The provision for income taxes for the year ended September 30, 2024 consists of the following:

Deferred income tax expense	$	28,000
Current income tax expense:		
Federal		52,841
State		13,819
Total income tax expense	$	94,660

The income tax provision differs from the amount of income tax determined by applying the federal income tax rate to pretax income for the year ended September 30, 2024 primarily due to nondeductible expenses.

Note 10 - Retirement Plan
The Company has a defined contribution retirement plan covering substantially all employees. For the year ended September 30, 2024, the Company made safe harbor matching contributions totaling $151,862. Profit sharing contributions to the plan are authorized by the Board of Directors at its discretion. Profit sharing contributions totaled $195,485 for the year ended September 30, 2024.

Note 11 - Net Capital Requirement
Pursuant to the net capital provisions of Rule 15c3-1 of the Securities Exchange Act of 1934, the Company is required to maintain a minimum net capital as defined under such provisions. Net capital and the related net capital ratio may fluctuate on a daily basis. At September 30, 2024, the Company had net capital and net capital requirements of $1,628,191 and $370,547, respectively. The Company's percentage of aggregate indebtedness to net capital was 341%. The ratio of aggregate indebtedness to net capital may not exceed 1500%.

Note 12 - Agreements with Clearing Organizations
The Company utilizes StoneX as its clearing broker. Terms of the agreement with the clearing organization call for the company to maintain compensating balances of $250,000. At September 30, 2024, $250,000 of cash is restricted for that purpose. In addition, terms of the agreement require the Company to maintain net capital equal to the amount required by the SEC Uniform Net Capital Rules applicable to a correspondent introducing broker.

The Frazer Lanier Company, Incorporated
Schedule I - Computation of Net Capital Pursuant to Rule 15c3-1 (X-17A-5)
As of September 30, 2024

	Focus - Part II Quarter Ended September 30, 2024	Adjustments	Annual Financial Statements at September 30, 2024
Computation of Net Capital			
Total stockholders' equity from statement of financial condition	$ 2,579,162	$ (94,326)	$ 2,484,836
Deductions and/or charges			
Total nonallowable assets from statement of financial condition	1,767,837	(51,028)	1,716,809
Total deductions and/or charges	1,767,837	(51,028)	1,716,809
Other additions and/or allowable credits			
Total nonallowable liabilities from statement of financial condition	839,843	28,000	867,843
Total additions and/or allowable credits	839,843	28,000	867,843
Net capital before haircuts on securities positions	1,651,168	(15,298)	1,635,870
Haircuts on securities			
Marketable investments	7,679	-	7,679
Total haircuts on securities	7,679	-	7,679
Net capital	1,643,489	(15,298)	1,628,191
Minimum net capital requirement	369,527	1,020	370,547
Excess net capital	$ 1,273,962	$ (16,318)	$ 1,257,644
Computation of Aggregate Indebtedness			
Total aggregate indebtedness liabilities from statement of financial condition	$ 5,542,902	$ 15,301	$ 5,558,203
Total aggregate indebtedness	$ 5,542,902	$ 15,301	$ 5,558,203
Percentage of aggregate indebtedness to net capital	337%	4%	341%

The adjustments are due to adjustments for income taxes payable, deferred income taxes, investments in subsidiary adjustments and accrued expenses recorded after preparation of Focus report.

See report of independent registered public accounting firm.

The Frazer Lanier Company, Incorporated
Schedule II - Computation for Determination of Reserve Requirements
For Brokers-Dealers Under Rule 15c3-3 (X-17A-5)
As of September 30, 2024

Credit Balances

Free credit balances and other credit balances in customer security accounts   NONE

Debit balances in customers' accounts, less unsecured accounts and accounts   NONE
doubtful of collection

Reserve Computation

Excess of total credits over total debits   NONE

105% of total credits over total debits   N/A

Amount held on deposit in "Reserve Bank Account," end of reporting period $ 15

Net amount in reserve bank account after deposit $ 15

Date of deposit   N/A

There were no differences between the reserve requirements as shown on the Focus Report - Part II for the quarter ended September 30, 2024 and the audited financial statements as required by Rule 17a-5.

The Frazer Lanier Company, Incorporated
Schedule III - Information Relating to the Possession or
Control Requirements Under Rule 15c3-3 (X-17A-5)
As of September 30, 2024

State the Market Valuation and the Number of Items of:

Customers' fully paid securities not in the respondent's possession or control as of the report date (for which instructions to reduce to possession or control had been issued as of the report date) but for which the required action was not taken by respondent within the time frames specified under Rule 15c3-3.   NONE

    Number of items   NONE

Customers' fully paid securities for which instructions to reduce to possession or control had not been issued as of the report date, excluding items arising from "temporary lags resulting from normal business operations" as permitted under Rule 15c3-3.   NONE

    Number of items   NONE

See report of independent registered public accounting firm.



LaPorte, APAC
5100 Village Walk | Suite 300
Covington, LA 70433
985.892.5850 | Fax 985.892.5956
LaPorte.com

Report of Independent Registered Public Accounting Firm

To the Stockholders and Board of Directors
The Frazer Lanier Company, Incorporated

We have examined The Frazer Lanier Company, Incorporated's (the Company) statements, included in the accompanying Report on Compliance, that (a) the Company's internal control over compliance was effective during the most recent fiscal year ended September 30, 2024; (b) the Company's internal control over compliance was effective as of September 30, 2024; (c) the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2024; and (d) the information used to state that the Company was in compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records. The Company's management is responsible for establishing and maintaining a system of internal control over compliance that has the objective of providing the Company with reasonable assurance that noncompliance with 17 C.F.R. § 240.15c3-1, 17 C.F.R. § 240.15c3-3, 17 C.F.R. § 240.17a-13, or other applicable rules of the Financial Industry Regulatory Authority (FINRA) will be prevented or detected on a timely basis. Our responsibility is to express an opinion on the Company's statements based on our examination.

We conducted our examination in accordance with the standards of the Public Company Accounting Oversight Board (United States) (PCAOB). Those standards require that we plan and perform the examination to obtain reasonable assurance about whether the Company's internal control over compliance was effective as of and during the most recent fiscal year ended September 30, 2024, the Company complied with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2024; and the information used to assert compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e) as of September 30, 2024, was derived from the Company's books and records. Our examination includes testing and evaluating the design and operating effectiveness of internal control over compliance, testing and evaluating the Company's compliance with 17 C.F.R. §§ 240.15c3-1 and 240.15c3-3(e), determining whether the information used to assert compliance with 240.15c3-1 and 240.15c3-3(e) was derived from the Company's books and records, and performing such other procedures as we considered necessary in the circumstances. We believe that our examination provides a reasonable basis for our opinion.

In our opinion, the Company's statements referred to above are fairly stated, in all material respects.

A Professional Accounting Corporation

Covington, Louisiana
November 22, 2024

THE FRAZER LANIER COMPANY

INCORPORATED

INVESTMENT BANKERS

COMPLIANCE REPORT

The Frazer Lanier Company, Incorporated (the "Company") is a registered broker-dealer subject to Rule 17a-5 promulgated by the Securities and Exchange Commission (17 C.F.R. § 240.17a-5, "Reports to be made by certain brokers and dealers"). As required by 17 C.F.R. § 240.17a-5(d)(1) and (3), the Company states as follows:

1. The Company has established and maintained Internal Control Over Compliance, as that term is defined in paragraph (d)(3)(ii) of Rule 17a-5.

2. The Company's Internal Control Over Compliance was effective during the most recent fiscal year ended September 30, 2024.

3. The Company's Internal Control over Compliance was effective as of the end of the most recent fiscal year ended September 30, 2024.

4. The Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) as of the end of the most recent fiscal year ended September 30, 2024; and

5. The information the Company used to state that the Company was in compliance with 17 C.F.R. § 240.15c3-1 and 17 C.F.R. § 240.15c3-3(e) was derived from the books and records of the Company.

The Frazer Lanier Company, Incorporated

I, Robert H. Young, Jr., as President/Chief Executive Officer, affirm that, to my best knowledge and belief, this compliance report is true and correct.

By: _____

Robert H. Young, Jr.
President/Chief Executive Officer

POST OFFICE BOX 5190
MONTGOMERY, AL 36103

TELEPHONE 334 265-8483
1-800-223-2631
FAX 334 265-8524

300 WATER STREET
MONTGOMERY, AL 36104